SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 _______________


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 _______________


(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)


                        Commission file number: 000-29598


                                 _______________


                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                            (Full title of the plan)


                                 _______________


                           MIDWEST BANC HOLDINGS, INC.
                              501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
       (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No. 1-3  Not applicable.

No. 4 The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

         Financial Statements. Audited Statements of net assets available for Plan benefits as of December 31, 2001 and 2000, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2001.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated as of June 28, 2002


                                          MIDWEST BANC HOLDINGS, INC.
                                          401(k) PLAN AND TRUST


                                          Security Trust Company, Trustee

                                          By:/s/ Stephanie Gloria
                                             -----------------------------------
                                          Name:  Stephanie Gloria
                                               ---------------------------------
                                          Title: Manager - Corporate Services
                                                 Administration
                                                --------------------------------

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

   23.1       Consent of Crowe, Chizek and Company LLP

                          MIDWEST BANC HOLDINGS, INC.

                              401(k) PLAN AND TRUST
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

                          MIDWEST BANC HOLDINGS, INC.
                             401(k) PLAN AND TRUST

                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS ............................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ............    3

     NOTES TO FINANCIAL STATEMENTS ........................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)........    8

                         REPORT OF INDEPENDENT AUDITORS




Plan Administrator
Midwest Banc Holdings, Inc.
  401(k) Plan and Trust
Melrose Park, Illinois

We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/Crowe, Chizek and Company LLP
                                             ---------------------------------
                                             Crowe, Chizek and Company LLP

Oak Brook, Illinois
May 10, 2002


                                                                              1.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                       2001             2000
                                                       ----             ----
ASSETS
Investments                                       $ 10,748,668     $  10,700,879
Contribution receivable                                      -            39,055

LIABILITIES
Accrued expenses                                             -            14,272
                                                  ------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 10,748,668     $  10,725,662
                                                  ============     =============


--------------------------------------------------------------------------------

                See accompanying notes to financial statements.


                                                                              2.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

--------------------------------------------------------------------------------


Additions to net assets attributed to

     Investment income
         Net depreciation in fair value of investments              $  (767,053)
         Dividends                                                      235,489
         Interest                                                        24,116
                                                                    -----------
                                                                       (507,448)

     Contributions
         Participant wage deferrals                                     670,983
         Employer                                                       459,151
         Rollovers                                                      106,199
                                                                    -----------
                                                                      1,236,333
                                                                    -----------

              Total additions                                           728,885

Deductions from net assets attributed to

     Benefits paid to participants                                      669,885
     Administrative expenses                                             35,994
                                                                    -----------
         Total deductions                                               705,879
                                                                    -----------


Net increase                                                             23,006


Net assets available for benefits
     Beginning of year                                               10,725,662
                                                                    -----------

     End of year                                                    $10,748,668
                                                                    ===========


--------------------------------------------------------------------------------

                See accompanying notes to financial statements.


                                                                              3.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.


General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries ("the Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year participants may contribute up to 15% of their annual compensation before bonuses, not to exceed Internal Revenue Service limits. The Corporation matches participant contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution,
(b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant's account. The interest rate is fixed at the prime rate as published in The Wall Street Journal plus 1% at the time the loan proceeds are disbursed.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              4.

                          MIDWEST BANC HOLDINGS, INC.
                             401(k) PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Investments: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Participant loans are carried at their remaining balance, which approximates fair value.

The plan also invests in a group annuity contract with Metlife. The group annuity contract is valued at contract value, which approximates fair value, as reported to the plan by Security Trust Company. Contract value represents contributions made, plus interest earnings, less withdrawals for benefit payments and administrative expenses. The average yield and crediting interest rate was approximately 5.94% and 5.55% for 2001. There are no reserves against contract value for credit risk of the contract issuer or otherwise.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

--------------------------------------------------------------------------------

                                  (Continued)


                                                                              5.

                          MIDWEST BANC HOLDINGS, INC.
                             401(k) PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 4 - INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                                                       2001              2000
                                                                                       ----              ----
          INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES
       Money Market Funds
          Alliance Capital Reserves                                               $           -    $   1,064,212
       Mutual funds
          AIM Balanced Fund                                                           1,911,883        2,295,065
          AIM Constellation Growth Fund                                               1,064,669        1,301,035
          Fidelity Advisor Growth Opportunity Fund                                    1,621,814        1,631,112
          GAM International Fund                                                          5,489          670,369
          Federated Bond Fund                                                           646,316          538,847
          MFS Investors Growth Stock Fund                                               938,215        1,009,676
          Franklin Small-Mid Cap Growth Fund                                            562,006                -
       Common stock
          Midwest Banc Holdings, Inc. 62,950 and 63,203 shares at
            December 31, 2001 and 2000 (party-in-interest investment)                 1,355,488          955,945
       Annuity contract
          Met Life Stable Value Fund                                                  1,394,936                -

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

        Mutual funds                                             $   (1,257,885)
        Common stock                                                    490,832
                                                                 --------------
                                                                 $     (767,053)
                                                                 ===============


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

         Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan's financial statements were paid by the Corporation.

         LaSalle National Bank held investment assets and executed transactions during 2000. During January 2001, the Plan transferred all of its assets from LaSalle National Bank to Security Trust Company.


--------------------------------------------------------------------------------

                                  (Continued)


                                                                              6.

                          MIDWEST BANC HOLDINGS, INC.
                             401(k) PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

Plan transactions with parties-in-interest during the year ended December 31, 2001 were as follows:


                 Identity                      Relationship                  Description             Amount
                 --------                      ------------                  -----------             ------
     American Express Tax and
       Business Services, Inc.              Plan Recordkeeper         Quarterly allocation fees    $ 19,389

     Security Trust Company                   Plan Trustee                  Service Fees           $ 11,859

The Plan held the following party-in-interest investments (at fair value) at December 31, 2001 and 2000:

                                                             2001         2000
                                                             ----         ----
     Midwest Banc Holdings, Inc. common stock             $1,355,488    $955,945
                                                          ==========    ========


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan but have not been paid as of the plan's year end. Amounts allocated to these participants were $0 and $33,297 at December 31, 2001 and 2000, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Corporation, by letter dated June 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

--------------------------------------------------------------------------------


                                                                              7.

                             SUPPLEMENTARY SCHEDULE

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001
--------------------------------------------------------------------------------

Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001

                                                          (c)
                 (b)                          Description of Investment,
         Identity of Issue,                    Including Maturity Date,                                     (e)
        Borrower, Lessor, or                 Rate of Interest, Collateral,          (d)                   Current
 (a)        Similar Party                       Par, or Maturity Value             Cost                    Value
 ---        -------------                       ----------------------             ----                    -----

                                          Mutual Funds
                                          ------------

           AIM Funds                        Balanced Fund                            #               $  1,911,883

           AIM Funds                        Constellation Growth Fund                #                  1,064,669

           Fidelity Investments             Advisor Growth
                                              Opportunity Fund                       #                  1,621,814

           American Funds                   Euro Pacific                             #                    505,643

           GAM Funds                        International Fund                       #                      5,489

           Franklin Templeton               Small Mid Cap Growth Fund                #                    562,006

           Federated                        Bond Fund                                #                    646,316

           MFS                              Investors Growth Stock Fund              #                    938,215

           Dreyfus                          S&P 500 Index Fund                       #                    443,670
                                                                                                     ------------
                                                                                                        7,699,705
                                          Money Market Funds
                                          ------------------

  *        Security Trust                   Money Market Fund                        #                     38,951


                                          Common Stock
                                          ------------
  *        Midwest Banc
             Holdings, Inc.                 62,950 shares                            #                  1,355,488

                                          Annuity Contract
                                          ----------------

           Metlife                          Stable Value Fund                        #                  1,394,936

                                          Loans
                                          -----

           Plan Participants                Interest rates at 6.00% - 10.50%                              259,588
                                                                                                     ------------

                                                 Total investments                                   $ 10,748,668
                                                                                                     ============

*   Party-in-interest.
# Investment is participant-directed, therefore, historical cost is not required.

--------------------------------------------------------------------------------


                                                                             8.